Exhibit 99.1

Nasdaq Determines That 3 E Network Has Regained Compliance with Continued Listing Requirements

HONG KONG, China, April 8, 2026(GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3 E Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced that it has received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (Nasdaq) indicating that the Company has regained compliance with Listing Rule 5550(a)(2), the Exchange’s minimum bid price requirement. As a result, the Company no longer intends to pursue the previously contemplated appeal of the Staff’s delisting determination, and the related hearing has been cancelled. The Company’s Class A ordinary shares will remain listed on the Nasdaq Capital Market.

As previously disclosed, the Company was notified by Nasdaq on September 25, 2025 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its Class A ordinary shares was below $1.00 per share for 30 consecutive business days. The Company had been granted a 180-day extension until March 24, 2026 to regain compliance. On March 27, 2026, the Company received a written notification from the Staff of Nasdaq, indicating that the Company failed to regain compliance within the 180-calendar-day compliance period, and as a result, the Staff determined to delist the Company’s securities from the Nasdaq Capital Market, unless the Company requests an appeal of the Staff’s determination to a hearings panel.

Subsequently, Nasdaq has now determined that for the last ten consecutive business days, from March 16, 2026 to April 2, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2). In light of regaining compliance, the Company no longer intends to pursue the previously contemplated appeal, and the related hearing has been formally cancelled.

“Regaining compliance with Nasdaq’s listing standards is an encouraging start to what we believe will be an important year for the Company,” said Dr. Tingjun Yang, Chief Executive Officer of 3 E Network Technology Group. “By promoting the construction of our Finnish AI data center, we aim to fulfill our commitment to the global AI strategy. We believe 3 E Network is poised to reach key milestones in the coming year. We will continue to focus on our core business development and strive to create long-term sustainable value for our shareholders.”

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider, committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has excellent vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited
Investor Relations Department
Email: ird@3emask.com

Website: https://3emask.com/